February 10, 2020

Sonny Oh

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Northern Lights Fund Trust; File Nos. 333-122917, 811-21720

Dear Mr. Oh:

On December 13, 2019, Northern Lights Fund Trust (the “Trust” or “Registrant”) filed a Registration Statement under the Securities Act of 1933 and the Investment Company Act of 1940 (the “1940 Act”) on Form N-1A on behalf of Agility Shares Dynamic Tactical Income ETF and Agility Shares Managed Risk Equity ETF (each a “Fund” and collectively, the “Funds”).

The Trust has revised the disclosure in the Fund’s prospectus and statement of additional information in response to comments given by you via telephone to Brian Doyle-Wenger on January 27, 2020, except as indicated below. Your comments are summarized below, with corresponding responses following each comment, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the document to which the applicable comment relates.

Agility Shares Dynamic Tactical Income ETF

1.	Comment: Please provide the Fund’s performance and portfolio turnover in accordance with Fairmont Fund Trust, SEC No-Action Letter, pub. avail. Dec. 9, 1988.

Response: The Registrant notes that although the Fund became effective in 2018, it has not been operational. Accordingly, the Fund has no performance or portfolio turnover to include in its prospectus.

2.	Comment: Please explain why the ticker symbols have changed.

Response: The Registrant notes that the ticker symbol was changed to better correspond to the name of the Fund.

3.	Comment: Please disclose whether the Fund intends to include the legend required by Rule 30e-3 of the 1940 Act.

Response: The Registrant has revised the Fund’s cover to include the following legend:

Beginning on January 1, 2021, as permitted by regulations adopted by the Securities and Exchange Commission, paper copies of the Fund’s shareholder reports will no longer be sent by mail, unless you specifically request paper copies of the reports. Instead, the reports will be made available on the Fund’s website www.agilityshares.com, and you will be notified by mail each time a report is posted and provided with a website link to access the report.

If you have already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive shareholder reports and other communications from the Fund electronically anytime by contacting your financial intermediary (such as a broker-dealer or bank) or, if you are a direct investor, by following the instructions included with paper Fund documents that have been mailed to you. You may also elect to receive all future reports in paper free of charge.

4.	Comment: Please disclose the Fund’s portfolio turnover rate.

Response: The Registrant notes that the Fund is not yet operational and does not have a portfolio turnover rate to disclose.

5.	Comment: On page 2 in the principal investment strategies, please revise the following disclosure “ The Fund defines high-yield debt …” to note that high-yield debt instruments are commonly referred to as “junk bonds”.

Response: The Registrant respectfully declines to revise the existing disclosure because the Registrant refers to high yield debt instruments as “junk bonds” in the 1st paragraph of the principal investment strategies.

6.	Comment: The Staff notes that the Fund will invest significantly in credit default swaps and credit default index swaps. Given the Fund’s liquidity profile, please disclose how the Fund determined that the investment strategy was appropriate for the open-end structure. Please include market data on the types of investments and information concerning the relative factors referenced in the adopting release of Rule 22(e)(4) of the 1940 Act.

Response: The Registrant notes that the Fund will not invest in credit default swaps or credit default index as part of its principal investment strategy. Accordingly, references to such swaps have been deleted from the prospectus.

7.	Comment: Please revise the following disclosure “The Fund’s allocation to fixed income ETFs … may be significant” by stating the percentage of the Fund’s allocation to fixed income ETFs and other fixed income securities.

Response: The following disclosure has been revised as follows (added text is underlined and deleted text is struck):

The Fund~~’s~~ may ~~allocation~~ allocate up to 100% to fixed income ETFs and/or other fixed income securities ~~may be significant~~.

8.	Comment: The Staff’s position on risk disclosures for the past several years has been to disclose risks in the order of significance or prominence to the fund’s strategy. Disclosing risks in alphabetical order suggests that each are equally imminent, whereas the risk disclosures should give shareholders which risks are of greater concern or salient to the fund. Pursuant to remarks from Dalia Blass, Director of the Division of Investment Management, please re-order the Fund’s principal risk disclosures so that they appear in order of materiality (from most material to least material) in lieu of disclosing them in alphabetical order. See ADI 2019-08, “Improving Principal Risks Disclosure.”

Response: The current order of the risks in the prospectus reflects the Registrant’s reasonable subjective determination of the importance of such risks. The Registrant notes that following from ADI 2019-08:

The staff recognizes that ordering risks based on importance requires subjective determinations. For example, funds may reasonably consider different factors in determining which risks are most important or weigh factors differently. The relative importance of a risk can change with market conditions or with changes to a fund’s investments. The staff believes that funds are best positioned to make these judgments of relative importance, and we would not generally expect to comment on a fund’s ordering of risks by importance.

The Registrant believes the risk disclosures are reasonably ordered and respectfully declines to make the requested change.

9.	Comment: If applicable, please revise the Fund’s principal risk disclosures to include cash transaction risk.

Response: The Registrant respectfully declines to make the requested revision.

10.	Comment: Please revise the ETF Structure Risk – Trading Issues disclosure by adding the following language to the last sentence “This could lead to differences between market price and underlying value of shares”

Response: The Registrant has made the requested revision.

11.	Comment: With regard to Futures and Other Derivatives Risk disclosure, please consider combining this with the Futures risk disclosure.

Response: The Registrant has revised the disclosure as follows (deleted text is struck):

~~Futures & Other~~ Derivatives Risk: The Fund’s use of ~~futures contracts and/or~~ derivatives involves risks different from, or possibly greater than, the risks associated with investing directly in securities and other traditional investments. These risks include leverage risk and correlation or tracking risk. ~~Because futures require only a small initial investment in the form of a deposit or margin, they involve a high degree of leverage.~~

12.	Comment: Please revise the disclosure “ … the Fund will allocate most of its assets to investments in high yield ETFs, high-yield debt instruments and derivatives …” by disclosing that high-yield debt instruments are commonly referred to as “junk bonds”.

Response: The Registrant has revised the disclosure as follows (added text is underlined):

… the Fund will allocate most of its assets to investments in high yield ETFs, high-yield debt instruments, which are commonly referred to as “junk bonds” and derivatives …

13.	Comment: Please reconcile the differences between the summary principal investment strategy and statutory principal investment strategies disclosures pertaining to the use of U.S. Treasury bills as part of the Fund’s secondary objective.

Response: The Registrant has revised the disclosure as follows (added text is underlined and deleted text is struck):

The Fund’s adviser seeks to achieve the Fund’s investment objectives by investing primarily in exchange traded funds (“ETFs”); options on ETFs, equities and indices; and/or derivative instruments that invest in or are otherwise exposed to domestic and foreign high-yield debt instruments and U.S. or foreign cash equivalents. In addition, the Fund may invest directly domestic and foreign high-yield debt instruments and U.S. or foreign cash equivalents. The Fund may hedge long positions using futures, options or ETFs. ~~The Fund may invest in US Treasury bills, notes, and bonds of any duration or length until maturity. The Fund may invest in futures contracts that derive the value from US Treasury bills, notes, and bonds of any duration or length until maturity. The Fund’s allocation to fixed income ETFs and/or other fixed income securities may be significant.~~ The Fund’s adviser may engage in active and frequent trading of the Fund’s portfolio securities and derivatives to achieve the Fund’s investment objective.

The Fund defines high-yield debt instruments as corporate bonds or other bonds or debt instruments that are generally rated lower than Baa3 by Moody’s Investors Service, Inc. (“Moody’s”) or lower than BBB- by S&P (below investment grade). Up to 100% of the Fund’s assets may be invested in instruments generally rated below Caa3 by Moody’s or CCC- by S&P. The Fund may also buy credit default and credit default index swaps for hedging purposes.

When the Fund’s adviser determines that investment conditions in the high-yield market are favorable, the Fund will allocate most of its assets to investments in high-yield ETFs, high-yield debt instruments and derivatives providing exposure to high-yield ETFs and debt instruments.

The Fund’s secondary objective is to limit risk during unfavorable market conditions, and when the adviser determines such conditions exist, the Fund will take a defensive position and/or be allocated 100% to U.S. Treasuries and/or short-term fixed income securities, U.S. or foreign cash or cash equivalents. The Fund may invest in US Treasury bills, notes, and bonds of any duration or length until maturity. The Fund may invest in futures contracts that derive the value from US Treasury bills, notes, and bonds of any duration or length until maturity. The Fund’s allocation to fixed income ETFs and/or other fixed income securities may be significant. This strategy is a tactical market timing strategy in which the portfolio will be allocated 100% to Cash, U.S. Treasuries and/or short-term fixed income securities, U.S. or foreign cash or cash equivalents for significant periods of time.

14.	Comment: Please reconcile the Futures Risk Disclosure with the Futures Risk Disclosure found in the Agility Shares Managed Risk Equity ETF.

Response: The referenced disclosure has been revised as follows (added text is underlined):

Futures Risk: The Fund’s use of futures involves risks different from, or possibly greater than, the risks associated with investing directly in securities and other traditional investments. These risks include (i) leverage risk (ii) risk of mispricing or improper valuation; and (iii) the risk that changes in the value of the futures contract may not correlate perfectly with the underlying index. Investments in futures involve leverage, which means a small percentage of assets invested in futures can have a disproportionately large impact on the Fund. This risk could cause the Fund to lose more than the principal amount invested. Futures contracts may become mispriced or improperly valued when compared to the adviser’s expectation and may not produce the desired investment results. Additionally, changes in the value of futures contracts may not track or correlate perfectly with the underlying index because of temporary, or even long-term, supply and demand imbalances and because futures do not pay dividends unlike the stocks upon which they are based. While futures contracts are generally liquid instruments, under certain market conditions they may become illiquid. As a result, the Fund may be unable to close out its futures contracts at a time which is advantageous or take an offsetting defensive position, potentially resulting in significant losses for the Fund. The commitment of Fund assets to cover certain futures positions may impede the adviser’s ability to manage the Fund’s portfolio effectively and~~y~~ may restrict the Fund’s ability to enter into offsetting or defensive positions, potentially resulting in significant losses for the Fund. Futures exchanges may impose daily or intra-day price change limits and/or limit the volume of trading. Additionally, government regulation may further reduce liquidity through similar trading restrictions. The successful use of futures depends upon a variety of factors, particularly the ability of the adviser to predict movements of the underlying securities markets, which requires different skills than predicting changes in the prices of individual securities. There can be no assurance that any particular futures strategy adopted will succeed. The commitment of Fund assets to cover certain futures positions may impede the adviser’s ability to manage the Fund’s portfolio effectively and may restrict the Fund’s ability to enter into offsetting or defensive positions, potentially resulting in significant losses for the Fund.

15.	Comment: Please add the disclosure for temporary defensive positions as required by Item 9(b)(6) of Form N-1A.

Response: The Registrant has added the following disclosure:

Temporary Investments: To respond to adverse market, economic, political or other conditions, the Fund may invest 100% of its total assets, without limitation, in high-quality short-term debt securities and money market instruments. These short-term debt securities and money market instruments include: shares of money market mutual funds, commercial paper, certificates of deposit, bankers’ acceptances, U.S. Government securities and repurchase agreements. While the Fund is in a defensive position, the its ability to achieve its investment objective will be limited. Furthermore, to the extent that the Fund invests in money market mutual funds for cash positions, there will be some duplication of expenses because the Fund pays its pro-rata portion of such money market funds’ advisory fees and operational fees. The Fund may also invest a substantial portion of its assets in such instruments at any time to maintain liquidity or pending selection of investments in accordance with its policies.

16.	Comment: Please revise the Portfolio Managers disclosure to accurately reflect when the portfolio managers began managing the Fund.

Response: The Registrant respectfully declines to revise the existing disclosure because the existing disclosure accurately portrays when the Fund’s portfolio managers began managing the Fund’s assets. Although the Fund’s registration statement became effective in 2018, the Fund will not become operational until March 3, 2020.

17.	Comment: Please reconcile the disclosure “As a result, using fair value to price a security may result in a price materially different from the prices used by other mutual funds..” with the identical disclosure in the Agility Shares Managed Risk Equity ETF prospectus.

Response: The Fund has revised the disclosure as follows (added text is underlined and deleted text is struck):

As a result, using fair value to price a security may result in a price materially different from the prices used by other ~~mutual funds~~ exchange-traded funds to determine net asset value or the price that may be realized upon the actual sale of the security.

Statement of Additional Information

18.	Comment: Please add disclosure regarding the Fund’s investments in Credit Default Swaps and Credit Default Index Swaps to the “Types of Investments” section.

Response: The following disclosure has been added:

Credit Default Swaps. Swap agreements are two party contracts entered into primarily by institutional investors for periods ranging from a few weeks to more than one year. In the case of a credit default swap (“CDS”), the contract gives one party (the buyer) the right to recoup the economic value of a decline in the value of debt securities of the reference issuer if the credit event (a downgrade or default) occurs. This value is obtained by delivering a debt security of the reference issuer to the party in return for a previously agreed payment from the other party (frequently, the par value of the debt security). CDS include credit default swaps, which are contracts on individual securities, and CDX, which are contracts on baskets or indices of securities.

Credit default swaps may require initial premium (discount) payments as well as periodic payments (receipts) related to the interest leg of the swap or to the default of a reference obligation. The Fund will earmark and reserve assets, in cash or liquid securities, to cover any accrued payment obligations when it is the buyer of a CDS. In cases where a Fund is a seller of a CDS contract, the Fund will earmark and reserve assets, in cash or liquid securities, to cover its obligation (for credit default swaps on individual securities, such amount will be the notional amount of the CDS).

If the Fund is a seller of protection under a CDS contract, the Fund would be required to pay the par (or other agreed upon) value of a referenced debt obligation to the counterparty in the event of a default or other credit event by the reference issuer, such as a U.S. or foreign corporate issuer, with respect to such debt obligations. In return, the Fund would receive from the counterparty a periodic stream of payments over the term of the contract provided that no event of default has occurred. If no default occurs, the Fund would keep the stream of payments and would have no payment obligations. As the seller, the Fund would be subject to investment exposure on the notional amount of the swap.

If the Fund is a buyer of protection under a CDS contract, the Fund would have the right to deliver a referenced debt obligation and receive the par (or other agreed-upon) value of such debt obligation from the counterparty in the event of a default or other credit event (such as a downgrade in credit rating) by the reference issuer, such as a U.S. or foreign corporation, with respect to its debt obligations. In return, the Fund would pay the counterparty a periodic stream of payments over the term of the contract provided that no event of default has occurred. If no default occurs, the counterparty would keep the stream of payments and would have no further obligations to the Fund.

The use of CDSs, like all swap agreements, is subject to certain risks. If a counterparty’s creditworthiness declines, the value of the swap would likely decline. Moreover, there is no guarantee that the Fund could eliminate its exposure under an outstanding swap agreement by entering into an offsetting swap agreement with the same or another party. In addition to general market risks, CDSs involve liquidity, credit and counterparty risks. The recent increase in corporate defaults further raises these liquidity and credit risks, increasing the possibility that sellers will not have sufficient funds to make payments. As unregulated instruments, CDSs are difficult to value and are therefore susceptible to liquidity and credit risks. Counterparty risks also stem from the lack of regulation of CDSs. Collateral posting requirements are individually negotiated between counterparties and there is no regulatory requirement concerning the amount of collateral that a counterparty must post to secure its obligations under a CDS. Because they are unregulated, there is no requirement that parties to a contract be informed in advance when a CDS is sold. As a result, investors may have difficulty identifying the party responsible for payment of their claims.

If a counterparty’s credit becomes significantly impaired, multiple requests for collateral posting in a short period of time could increase the risk that the Fund may not receive adequate collateral. There is no readily available market for trading out of CDS contracts. In order to eliminate a position it has taken in a CDS, the Fund must terminate the existing CDS contract or enter into an offsetting trade. The Fund may only exit its obligations under a CDS contract by terminating the contract and paying applicable breakage fees, which could result in additional losses to the Fund. Furthermore, the cost of entering into an offsetting CDS position could cause the Fund to incur losses.

19.	Comment: On page 26, please confirm that removal of “interested trustees” from the “interested trustees and officers” heading is accurate.

Response: The Registrant confirms that the heading is accurate.

20.	Comment: Please reconcile the differences between the Management and Trustee Ownership table included in the Fund’s prospectus and the Management and Trustee Ownership table included in the Toews Agility Shares Managed Risk Equity ETF prospectus.

Response: The Registrant has made the requested revision.

21.	Comment: Please reconcile the defined reference for Gemini Fund Services, LLC.

Response: The Registrant has revised the disclosure as follows (added text is underlined):

Gemini Fund Services, LLC, (the "Administrator" or “GFS”),

Agility Shares Managed Risk Equity ETF

22.	Comment: Please provide the Fund’s performance and portfolio turnover in accordance with Fairmont Fund Trust SEC No-Action Letter, pub. avail. Dec. 9, 1988.

Response: The Registrant notes that although the Fund became effective in 2018, it has not been operational. Accordingly, the Fund has no performance or portfolio turnover to include in its prospectus.

23.	Comment: Please disclose whether the Fund intends to include the legend required by Rule 30e-3 of the 1940 Act.

Response: The Registrant has revised the Fund’s cover to include the following legend:

Beginning on January 1, 2021, as permitted by regulations adopted by the Securities and Exchange Commission, paper copies of the Fund’s shareholder reports will no longer be sent by mail, unless you specifically request paper copies of the reports. Instead, the reports will be made available on the Fund’s website www.agilityshares.com, and you will be notified by mail each time a report is posted and provided with a website link to access the report.

If you have already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive shareholder reports and other communications from the Fund electronically anytime by contacting your financial intermediary (such as a broker-dealer or bank) or, if you are a direct investor, by following the instructions included with paper Fund documents that have been mailed to you. You may also elect to receive all future reports in paper free of charge.

24.	Comment: With respect to the Fund’s 80% investment policy, please explain how the Fund’s investments in exchange traded funds that primarily invest in fixed income and fixed income securities will count towards the Fund’s 80% investment policy?

Response: The Registrant confirms that the Fund’s investments in exchange traded fund that primarily invest in fixed income and fixed income securities will not count towards the Fund’s 80% investment policy.

25.	Comment: With respect to the disclosure, “ … by investing at least 80% of its net assets, plus any amounts of borrowing” to state “net borrowing for investment purposes”.

Response: The Registrant has revised the disclosure as follows (added text is underlined):

… by investing at least 80% of its net assets, plus any amounts of net borrowing for investment purposes

26.	Comment: Please provide the corresponding risk disclosure for the Fund’s investments in large capitalization U.S. equity markets.

Response: The following risk disclosure has been added:

Large Capitalization Stock Risk. Large-capitalization companies may be less able than smaller capitalization companies to adapt to changing market conditions. Large-capitalization companies may be more mature and subject to more limited growth potential compared with smaller capitalization companies. During different market cycles, the performance of large capitalization companies has trailed the overall performance of the broader securities markets.

27.	Comment: Please revise the following disclosure “The Fund’s allocation to fixed income ETFs … may be significant” by stating the percentage of the Fund’s allocation to fixed income ETFs and other fixed income securities.

Response: The following disclosure has been revised as follows (added text is underlined and deleted text is struck):

The Fund~~’s~~ may ~~allocation~~ allocate up to 85% to fixed income ETFs and/or other fixed income securities ~~may be significant~~.

28.	Comment: The Staff’s position on risk disclosures for the past several years has been to disclose risks in the order of significance or prominence to the fund’s strategy. Disclosing risks in alphabetical order suggests that each are equally imminent, whereas the risk disclosures should give shareholders which risks are of greater concern or salient to the fund. Pursuant to remarks from Dalia Blass, Director of the Division of Investment Management, please re-order the Fund’s principal risk disclosures so that they appear in order of materiality (from most material to least material) in lieu of disclosing them in alphabetical order. See ADI 2019-08, “Improving Principal Risks Disclosure.”

Response: Please see the Registrant’s response to comment 8.

29.	Comment: Please revise the ETF Structure Risk – Trading Issues disclosure by adding the following language to the last sentence “This could lead to differences between market price and underlying value of shares”

Response: The Registrant has made the requested revision.

30.	Comment: Please revise the Fund’s ETF Structure Risk - Liquidity Risk disclosure to explain that any adverse effect on liquidity could lead to differences between the underlying market price and the Fund’s share price.

Response: The disclosure has been revised as follows (added text is underlined):

In stressed market conditions, the market for the Fund’s shares may become less liquid in response to deteriorating liquidity in the market for the Fund’s underlying holdings. This adverse effect on the liquidity of the Fund’s shares may, in turn, lead to differences between the market value of the Fund’s shares and the Fund’s net asset value.

31.	Comment: Please consider adding Other Derivatives Risk disclosure, if applicable.

Response: The Registrant has added the requested Derivatives Risk disclosure.

32.	Comment: Please revise the disclosure “The Fund may also invest a substantial portion of its asset in such instruments …” by clarifying the type of instruments the Fund may invest in.

Response: The Registrant has revised the disclosure as follows (added text is underlined and deleted text is struck):

The Fund may also invest a substantial portion of its assets in ~~such instruments~~ high-quality short-term debt securities and/or money market instruments, at any time to maintain liquidity or pending selection of investments in accordance with its policies.

33.	Comment: Please revise the Portfolio Managers disclosure to accurately reflect when the portfolio managers began managing the Fund.

Response: Please see the Registrant’s response to Comment 16.

Statement of Additional Information

34.	Comment: Please confirm that removal of “interested trustees” from the “interested trustees and officers” heading is accurate.

Response: The Registrant confirms that the heading is accurate.

35.	Comment: Please provide an updated Management and Trustee Ownership table.

Response: The Registrant has made the requested revision.

36.	Comment: Please reconcile the defined reference for Gemini Fund Services, LLC.

Response: The Registrant has revised the disclosure as follows (added text is underlined):

Gemini Fund Services, LLC, (the "Administrator" or “GFS”),

If you have any questions or additional comments, please call the undersigned at 614-469-3353.

Very truly yours,

/s/ Andrew Davalla

Andrew Davalla

Cc: JoAnn M. Strasser